ORGANIGRAM
GLOBAL

Q3 2026

Organigram Global Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated August 11, 2026 (this "MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Global Inc. (together with its subsidiaries, the “Company”, "Organigram", "we", "us", or "our") for the three and nine months ended June 30, 2026 (“Q3 Fiscal 2026”) and June 30, 2025 ("Q3 Fiscal 2025"), and the audited annual consolidated financial statements for the year ended September 30, 2025 ("Fiscal 2025") (the "Annual Financial Statements" and together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

Refer to the cautionary statements regarding forward-looking information and non-IFRS measures found at the end of this MD&A.

BUSINESS OVERVIEW
NATURE OF THE COMPANY’S BUSINESS
Organigram is a licensed cannabis cultivator and producer of consumer packaged goods containing cannabis. The Company manufactures and distributes cannabis products to wholesale and retail channels in Canada and exports to international jurisdictions. As of the end of Q3 Fiscal 2026, Organigram held the #1 market share position in the Canadian recreational cannabis market1. In April 2026, Organigram acquired Sanity Group GmbH ("Sanity Group" or "Sanity"), a German cannabis leader with expanding activity in Poland, Czechia, the United Kingdom (UK), and Switzerland.

Organigram entered the hemp-derived tetrahydrocannabinol ("THC") beverages and edibles segments in the U.S. at the end of Q2 Fiscal 2025. However, a subsequent amendment to the definition of hemp in the 2018 Farm Bill has resulted in new regulatory restrictions affecting hemp-derived products in the U.S. that will take effect in November 2026, as described in greater detail in the "Outlook" section of this MD&A.

Organigram operates five cannabis facilities across Canada:

Moncton Campus (Indoor Cultivation and Manufacturing)
The Moncton Campus is home to our 500,000+ square foot state-of-the-art flagship facility, which features three-tiered, strain-specific grow rooms with the ability to control critical environmental factors specific to the needs of each strain. The facility's capabilities include extraction, cannabinoid testing, and automated production and packaging lines. We have invested in cost-effective seed-based production, which contributes to efficiency through faster room turns, lower plant care, and higher yields. We are further enhancing these benefits through a proprietary genetic discovery that enables early identification of powdery mildew resistance in seedlings, contributing to the reduction of crop loss and production costs over time. Previously, confirming mildew resistance required approximately 90 days. With this discovery, screening can now occur within 10 days, enabling early removal of out-of-spec populations and reducing downstream crop loss and waste. This screening tool is proprietary and applicable across a wide range of genetics, unlike existing markers that are limited in scope.

Winnipeg Facility (Ingestible Products Manufacturing)
The Winnipeg Facility is a purpose-built, highly automated 51,000 square-foot ingestibles manufacturing facility. The facility also contains specialized manufacturing equipment for the Company's FASTTM (Fast Acting Soluble Technology) nanoemulsion technology ("FASTTM") used in some of its ingestible products.

Lac-Supérieur Facility (Hash/Concentrates and Premium Flower)
The Lac-Supérieur Facility is a greenhouse facility which provides a strategic footprint in Quebec, spans 33,000 square feet of space.

Aylmer Facility (Extraction and Manufacturing)
The Aylmer Facility houses advanced extraction and manufacturing capabilities, including hydrocarbon and CO2 extraction refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production.

London Facility (Warehousing and Distribution)
The London Facility is a centralized warehouse distribution hub in Ontario. The facility supports growing demand for Organigram's products, optimizes fulfillment, and reduces the cost and complexity of shipping products from the Moncton Campus to Central and Western Canada.
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of June, 2026.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    1

International Operations
Through its acquisition of Sanity Group, Organigram has established a significant commercial platform in the European cannabis market. Headquartered in Germany, Sanity Group distributes medical cannabis products through an established network of pharmacies and healthcare partners and continues to expand its presence across Poland, Czechia, the UK, and Switzerland. Sanity Group held approximately 10% market share in the German cannabis market in Q3 Fiscal 20262. The acquisition provides Organigram with direct access to high-growth international markets, enhances the Company’s global distribution capabilities, and creates opportunities to leverage Organigram’s cultivation, product development, and manufacturing expertise across Sanity Group’s European platform.

STRATEGY
Our corporate strategy is to leverage our strengths in innovation, consumer focus, efficiency, and market expansion to profitably drive global growth and shareholder value.

1. Innovation
We are committed to maintaining a culture of innovation and have a track record of launching differentiated products that quickly capture market share.

Organigram maintains a Product Development Collaboration (“PDC”) with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT"), its largest institutional shareholder and a leading multi-category consumer goods company, to develop next-generation cannabis products. Through the PDC we established a Centre of Excellence (“CoE”) at the Moncton Campus where we are licensed to conduct research on cannabis. Under the PDC agreement dated March 10, 2021, Organigram is granted a worldwide, royalty‑free, non‑transferable license to any intellectual property developed by the PDC—sole in Canada and non‑exclusive internationally—on a perpetual basis. Both companies contribute scientists, researchers, and product developers to the CoE, which is jointly governed by a steering committee composed of equal representation from Organigram and BAT.

2. Consumer Focus
We maintain a diversified brand and product portfolio with competitive pricing that is aligned with evolving consumer preferences which we monitor through consumer and market research and social engagement.

3. Efficiency
We continue to implement initiatives to reduce costs and improve scalability and margins through ongoing investments in facility automation, cultivation practices (including seed-based cultivation), and logistics efficiency, particularly at our London Facility.

4. Market Expansion
Organigram is committed to expanding its market presence through both organic growth and strategic diversification. Our key initiatives have included:

•Domestic expansion: acquisitions of cannabis cultivation and production facilities across Ontario, Québec, and Manitoba, enabling participation in all major Canadian product categories.
•International flower exports: shipments of bulk cannabis to Germany, Australia, and the United Kingdom have strengthened Organigram’s position as a reliable global supplier. The acquisition of Sanity Group in April 2026 further positions the Company for international revenue growth, primarily through Germany’s medical cannabis market, with additional growth initiatives underway in Switzerland, the UK, Poland, and Czechia.
•Strategic investment from BAT: between 2021 and 2026, BAT made three strategic investments in Organigram for total gross proceeds of approximately $410 million. The proceeds have been used to establish the PDC, support R&D related to next-generation cannabis products, fund Organigram’s international strategic investments, including the acquisition of Sanity Group, and for general corporate purposes.
•International branded products: expansion into the U.S. hemp-derived THC beverage and edibles market through the acquisition of Collective Project Limited (“CPL”)3. Due to recent regulatory restrictions affecting hemp-derived products in the U.S., Organigram has paused its hemp-derived business activities, pending US regulatory changes. In Q2 Fiscal 2026, Organigram also launched 10 vape and edibles SKUs in the Australian medical market, with products expected to be available through a network of over 4,000 pharmacies. As of Q3 Fiscal 2026, the majority of Organigram's portfolio of branded products in Australia were commercially available with prescription sales beginning in the quarter.

2 Internal estimates.
3 See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A.
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KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q3-2026	Q3-2025	CHANGE	% CHANGE
Financial Results
Net revenue	$105,782	$70,792	$34,990	49%
Cost of sales	$66,980	$48,369	$18,611	38%
Gross margin before fair value adjustments	$38,802	$22,423	$16,379	73%
Gross margin % before fair value adjustments(1)	37%	32%		5%
Operating expenses	$36,092	$28,251	$7,841	28%
Other (income) expenses	$(98,618)	$14,092	$112,710	nm

Adjusted EBITDA(2)	$13,413	$5,694	$7,719	136%
Net income (loss)	$105,538	$(6,294)	$111,832	nm

Cash provided by (used in) operating activities before working capital changes	$6,168	$(686)	$6,854	nm
Net cash (used in) provided by operating activities	$(4,297)	$14,626	$18,923	nm

Adjusted Gross Margin(2)	$39,065	$24,226	$14,839	61%
Adjusted Gross Margin %(2)	37%	34%		3%

Note (1):    Equals gross margin before fair value adjustments (as reflected in the Interim Financial Statements) divided by net revenue.
Note (2):    Adjusted EBITDA, adjusted gross margin and adjusted gross margin % are non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
For Q3 Fiscal 2026, the Company reported $105,782 in net revenue. Of this amount, $61,817 (58%) was attributable to recreational cannabis sales, $39,033 (37%) to medical sales, which are mostly international, and $4,932 (5%) to wholesale, and other revenues. Net revenue for Q3 Fiscal 2026 increased by 49%, or $34,990, from $70,792 in Q3 Fiscal 2025. The increase was primarily driven by medical sales resulting from the contribution of Sanity Group, which the Company acquired in April, 2026, as well as a $1,899 increase in recreational cannabis sales in Canada.

COST OF SALES
Cost of sales for Q3 Fiscal 2026 increased to $66,980 compared to $48,369 in Q3 Fiscal 2025, primarily due to the contribution of Sanity Group and the associated increase in net revenue of 49% in Q3 Fiscal 2026 compared to Q3 Fiscal 2025. Included in Q3 Fiscal 2026 cost of sales is $263 of net inventory provisions for unsalable inventories. Q3 Fiscal 2025 had inventory provision adjustments of $936.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for Q3 Fiscal 2026 of $38,802, or 37% as a percentage of net revenue, compared to $22,423, or 32%, in Q3 Fiscal 2025.

Adjusted gross margin4 for Q3 Fiscal 2026 was $39,065, or 37% as a percentage of net revenue, compared to $24,226, or 34%, in Q3 Fiscal 2025. The period-over-period increase in adjusted gross margin was primarily driven by the contribution of Sanity Group and improved operating efficiencies domestically.

4 Adjusted gross margin and adjusted gross margin % are non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A and the discussion under the heading "Adjusted Gross Margin" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
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OPERATING EXPENSES

	Q3-2026	Q3-2025	CHANGE	% CHANGE

General and administrative	$20,603	$15,680	$4,923	31%
Sales and marketing	12,120	8,824	3,296	37%
Research & development	2,215	2,763	(548)	(20)%
Share-based compensation	1,154	984	170	17%
Total operating expenses	$36,092	$28,251	$7,841	28%

GENERAL AND ADMINISTRATIVE
General and administrative expenses were $20,603 for Q3 Fiscal 2026, compared to $15,680 for Q3 Fiscal 2025. The increase was primarily driven by the inclusion of Sanity Group's general and administrative expenses, as well as higher depreciation and amortization expense related to intangibles assets recognized through purchase price accounting. This increase was partially offset by a $3,012 recovery of a previously recorded bad debt provision. As a percentage of net revenue, general and administrative expenses, decreased to 19% in Q3 Fiscal 2026 compared to 22% in Q3 Fiscal 2025.

SALES AND MARKETING
Sales and marketing expenses of $12,120 increased from $8,824 in Q3 Fiscal 2025. The increase was primarily driven by the inclusion of Sanity Group's sales and marketing expenses, and higher investments in advertising, promotions, and trade marketing initiatives to support new product launches in the current period. As a percentage of net revenue, sales and marketing expenses decreased to 11% in Q3 Fiscal 2026 compared to 12% in Q3 Fiscal 2025.

RESEARCH AND DEVELOPMENT
Research & development costs of $2,215 decreased from $2,763 in Q3 Fiscal 2025. The decrease was primarily driven by lower investment in foundational research within the PDC, reflecting a shift toward more targeted, strategic product development, as well as headcount reductions resulting from synergies realized through the Motif Labs Limited ("Motif") acquisition.

SHARE-BASED COMPENSATION
Share-based compensation expense of $1,154 increased from $984 in Q3 Fiscal 2025, primarily due to the timing of vesting of equity awards.

OTHER (INCOME) / EXPENSES

	Q3-2026	Q3-2025	CHANGE	% CHANGE

Investment loss (income), net of financing costs	541	(73)	(614)	nm
Acquisition and transaction costs	5,167	654	4,513	690%
Change in fair value of contingent consideration	(2,305)	609	(2,914)	nm
Change in fair value of derivative liabilities, Preferred Shares and other financial assets	(100,922)	10,795	(111,717)	nm
Other non-operating (income) expenses	(1,099)	2,107	(3,206)	nm
Total other (income)/expenses	$(98,618)	$14,092	$112,710	nm

INVESTMENT LOSS (INCOME), NET OF FINANCING COSTS
Investment loss (net of financing costs) of $541 compares to investment income (net of financing costs) of $73 in Q3 Fiscal 2025, a decrease of $614. The decrease is primarily due to interest expenses, including amortization of deferred financing costs on the Term Facility (as defined herein) drawn in Q3 Fiscal 2026.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs of $5,167 increased from $654 in Q3 Fiscal 2025, primarily driven by higher costs associated with the Company's acquisition of Sanity Group.

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CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $2,305 during Q3 Fiscal 2026 compared to a loss of $609 in Q3 Fiscal 2025. The current period gain in Q3 Fiscal 2026 was mainly due to the revaluation of the contingent liability payable to the former owners of Sanity Group.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, Class A preferred shares ("Preferred Shares") and other financial assets was a gain of $100,922 during Q3 Fiscal 2026 compared to a loss of $10,795 in Q3 Fiscal 2025. The following are the fair value changes that were recognized in Q3 Fiscal 2026, and Q3 Fiscal 2025:

	Q3 Fiscal 2026	Q3 Fiscal 2025
Investment in Phylos	$(1,048)	$(1,787)
Investment in OBX	3,666	92
Investment in Sanity Group (convertible loan)	(271)	(2,289)
Investment in Sanity Group (common shares)	(1,346)	(147)
Top-up Rights	4,508	4,835
Commitment to fund third tranche of Phylos convertible loan	—	(53)
Warrants	(648)	373
Preferred shares	(105,783)	9,771
	$(100,922)	$10,795

During Q3 Fiscal 2026, the Company issued certain Preferred Shares to BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT"), increasing BAT's effective ownership in the Company to approximately 48%. Under the terms of the Preferred Shares, the 7.5% per annum conversion ratio accretion feature ceases once BAT's ownership reaches 49% threshold. As at June 30, 2026, the fair value of the preferred shares issued to BAT decreased significantly as a result of a shorter estimated period until BAT reaches the 49% ownership threshold. As a result, the Company recognized a gain of $105,783 on the fair value remeasurement of the Preferred Shares, reflecting the reduced future accretion in the conversion value. Refer to Note 13 to the Company's annual audited consolidated financial statements for the year ended September 30, 2025, and Note 14 to the condensed consolidated interim financial statements for the three and nine months ended June 30, 2026, for further detail.

OTHER NON-OPERATING (INCOME) EXPENSES
Other non-operating income of $1,099 in Q3 Fiscal 2026, compares to other non-operating expenses of $2,107 in Q3 Fiscal 2025, an improvement of $3,206. In Q3 Fiscal 2026, the Company recognized foreign exchange gains during the quarter, primarily in connection with the acquisition of Sanity Group. As part of the acquisition process, the Company was exposed to fluctuations in the Euro-to-Canadian dollar exchange rate and entered into foreign exchange hedging arrangements to manage this risk. The net foreign exchange gains recognized during the period primarily reflect the impact of these acquisition-related foreign currency exposures and the related hedging activities.

ADJUSTED EBITDA
Adjusted EBITDA5 was $13,413 in Q3 Fiscal 2026, compared to $5,694 in Q3 Fiscal 2025. The increase in adjusted EBITDA compared to the comparative period is primarily due to the contribution of Sanity Group and improved gross margin. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of adjusted EBITDA to net income (loss).

NET INCOME (LOSS)
The net income was $105,538 in Q3 Fiscal 2026 compared to net loss of $6,294 in Q3 Fiscal 2025, an increase of $111,832. The increase was primarily attributable to the fair value gain of $105,783 on Preferred Shares.

OUTLOOK
Market Size & Industry Trends
The Company maintains a positive outlook on the cannabis industry, both in Canada and internationally. Recreational cannabis sales in Canada are expected to total $6.1 billion in calendar 20286.

The Canadian market continues to stabilize after years of oversupply and pricing pressure. Stabilization has been driven by consolidation, reduced capacity, and the absorption of supply by increased international demand. To address continued increases in international demand, several licensed producers ("LPs") have announced capacity expansion projects. Consumer preferences continue to evolve with sustained demand for high-THC, value-format flower, and rapid growth in the infused pre-roll category.
5 Adjusted EBITDA is a non-IFRS measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
6 March 2026 internal modelling using BDSA Analytics Inc. (BDSA) and Hifyre data.
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LPs are increasingly seeking growth in international markets to increase their revenues and margins.

In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment (i.e. November 12, 2026). Non-compliant products will be classified as "marijuana" under the Controlled Substances Act ("CSA") as of the effective date. Organigram’s U.S. offerings will be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that will be impacted by this legislation. Industry efforts to repeal, replace, or delay this amendment have not been successful to date. As such, Organigram is in the process of pausing its U.S. hemp THC business.

Business Outlook
The Company expects to continue pursuing revenue growth through a combination of organic initiatives and strategic acquisitions. Organic growth is expected to be supported by product innovation, improvements in cannabis quality, higher-potency offerings, and the broader commercialization of the Company’s FAST™ nanoemulsion technology in ingestible formats. The Company also expects to drive growth in margin-accretive international sales through its acquisition of Sanity Group, the potential completion of EU-GMP certification at its Moncton facility, and the expansion of branded product sales in international markets. In addition, the Company continues to evaluate opportunities in Canada and internationally that may support geographic expansion, entry into new markets, and enhance its long-term strategic positioning.

During Q2 Fiscal 2026, Organigram achieved sequential improvements in international sales and international flower volumes following the partial remediation of international flower product that did not meet international specification requirements, which impacted international sales in the three months ended December 31, 2025 ("Q1 Fiscal 2026") and temporarily slowed international sales growth during the first half of the fiscal year. The Company continues to progress toward on-specification targets through facility initiatives, and expects international shipments to continue improving through the remainder of Fiscal 2026. Prior to the acquisition of Sanity Group, shipments to Sanity were recognized as revenue upon shipment from Canada. Following the acquisition, shipments to Sanity Group are recognized as revenue upon Sanity Group's ultimate sale to third parties.

Sanity Group continues to demonstrate a strong revenue growth trajectory, achieving €25.5 million in revenue between April 1, 2026 and June 30, 2026. Accordingly, Organigram continues to expect Fiscal 2026 net revenue to exceed $350 million, with adjusted EBITDA6 and adjusted gross margin6 exceeding Fiscal 2025 performance. However, the Company is updating its Fiscal 2026 free cash flow outlook to reflect higher working capital requirements associated with its increased scale and business activity and now expects modest negative free cash flow for the full fiscal year. The Company continues to expect positive free cash flow in the fourth quarter of Fiscal 2026, which it believes is more representative of the underlying cash-generation trajectory of the business.

Consistent with industry trends and the Company's historical performance, the third and fourth fiscal quarters typically benefit from seasonal tailwinds, reflecting heightened consumer activity during the summer months and retailer replenishment ahead of the holiday period. This is generally followed by a seasonal slowdown in the first quarter before market demand normalizes.

Our business outlook is subject to a number of assumptions and risk factors as further outlined in the "Cautionary Statement Regarding Forward-Looking Information" section of this MD&A.

International Markets
As a result of initiatives aimed at diversifying our international customer base, expanding branded product sales outside Canada, and establishing a presence in the German medical cannabis market through our acquisition of Sanity Group, Organigram expects continued growth in international revenue.

Growth is expected to be supported, in part, by the anticipated EU-GMP certification of the Company’s Moncton facility. In April 2026, the Company provided additional documentation requested by the regulator to support the closure of major findings identified during the certification audit. Given increased regulatory scrutiny of licensed producers seeking EU-GMP certification, the timing of certification remains uncertain; however, the Company expects further updates in the coming months.

Organigram serves a diverse international medical cannabis customer base in Australia, Germany, and the UK. The Company has also completed strategic investments in two U.S.-based companies, OBX and Phylos Bioscience Inc. ("Phylos"). Further, through its acquisition of CPL effective March 31, 2025, and its launch of the happly brand, Organigram has participated in the hemp-derived beverages and edibles segments in the U.S. However, this segment of Organigram's business is in the process of being wound down as a result of regulatory changes in this space7. Related to regulatory changes, during Q3 Fiscal 2026, the Company wrote down its investment in OBX to $nil.

7See amendments to definition of hemp in the 2018 Farm Bill as described in greater detail in the "Outlook" section of this MD&A
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We continue to monitor and evaluate opportunities in regulated recreational and medical markets outside of Canada, with a focus on the U.S., Europe, and Australia.

All international shipments are subject to the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchasers' regulatory authority.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO JUNE 30, 2026

In April 2026, Organigram closed the acquisition of Sanity Group, pursuant to the terms of a share purchase agreement dated February 18, 2026. In connection with closing of the acquisition, an indirect wholly owned subsidiary of the Company acquired all of the issued and outstanding shares of Sanity Group not already owned by the Company for an upfront purchase price paid on closing of €107.3 million, consisting of €78.0 million in cash and €29.3 million in share consideration. In connection with the closing of the acquisition, the Company also closed its private placement financing with a wholly-owned subsidiary of BAT, for total gross proceeds of €40.3 million (equal to C$65.2 million), and its senior secured credit facilities of up to C$60 million with ATB Financial (the "Credit Facility"). In connection with the closing of the acquisition, Mr. Max Konrad Narr was appointed to the Company’s board of directors for the 12-month earnout period ending March 31, 2027. Further details about the acquisition are set out in the Company's press release dated April 15, 2026.

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS measures such as adjusted EBITDA, adjusted gross margin and free cash flow in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    7

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the nine months ended June 30, 2026 and June 30, 2025. Commentary is provided in the pages that follow.

Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

	YTD-2026	YTD-2025	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$335,619	$279,774	$55,845	20%
Net revenue	$229,114	$179,122	$49,992	28%
Cost of sales	$151,801	$122,797	$29,004	24%
Gross margin before fair value adjustments	$77,313	$56,325	$20,988	37%
Gross margin % before fair value adjustments	34%	31%		3%
Realized fair value on inventories sold and other inventory charges	$(53,155)	$(41,719)	$11,436	27%
Unrealized gain on changes in fair value of biological assets	$56,986	$43,772	$13,214	30%
Gross margin	$81,144	$58,378	$22,766	39%
Operating expenses	$94,825	$74,867	$19,958	27%
Income (loss) from operations	$(13,681)	$(16,489)	$(2,808)	(17)%
Other income	$(136,677)	$(19,685)	$(116,992)	594%
Income tax recovery	$(1,590)	$(10,009)	$(8,419)	84%
Net income	$124,586	$13,205	$111,381	843%
Net earnings per Common Share, basic	$0.910	$0.105	$0.805	767%
Net earnings per Common Share, diluted	$0.899	$0.104	$0.795	764%

Net cash used in operating activities	$(27,070)	$(6,139)	$20,931	341%

Adjusted gross margin(1)	$81,361	$60,426	$20,935	35%
Adjusted gross margin %(1)	36%	34%		2%
Adjusted EBITDA(1)	$19,548	$12,012	$7,536	63%

Financial Position
Working capital	$172,805	$170,508	$2,297	1%
Inventory and biological assets	$165,056	$125,186	$39,870	32%
Total assets	$820,262	$564,615	$255,647	45%
Non-current financial liabilities(2)	$97,423	$52,802	$44,621	85%
Note (1): Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS Measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
For the nine months ended June 30, 2026, the Company recorded net revenue of $229,114 compared to net revenue of $179,122 for the nine months ended June 30, 2025 The increase of 28% or $49,992, was primarily attributable to higher recreational cannabis sales, the contribution of revenue from Sanity Group following its acquisition on April 15, 2026, and the inclusion of Motif sales for the full period from October 1, 2025 to June 30, 2026, compared to the prior-year period, which only included Motif's results from the acquisition date of December 6, 2024 through June 30, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    8

REVENUE COMPOSITION
The Company’s net revenue composition by product category was as follows for the nine months ended June 30, 2026 and June 30, 2025:

	2026	2025
Recreational, net of excise duty	165,934	155,135
Medical, net of excise duty	40,443	1,812
Wholesale, international and other	22,737	22,175
Total Net Revenue	$229,114	$179,122

COST OF SALES AND GROSS MARGIN
The gross margin for the nine months ended June 30, 2026 was $81,144 compared to $58,378 for the nine months ended June 30, 2025. The period-over-period increase in gross margin was primarily driven by the contribution of Sanity Group and improved operating efficiencies domestically.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for the nine months ended June 30, 2026 was $56,986 as compared to $43,772 for the nine months ended June 30, 2025.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour (including any associated share-based compensation), and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer; and
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    9

ADJUSTED GROSS MARGIN
Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

	Q4-F24	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Q1-F26	Q2-F26	Q3-F26
Net revenue	$44,698	$42,730	$65,600	$70,792	$80,061	$63,538	$59,794	$105,782
Cost of sales before adjustments	28,155	28,451	43,679	46,566	49,483	39,683	41,353	66,717
Adjusted gross margin (1)	16,543	14,279	21,921	24,226	30,578	23,855	18,441	39,065
Adjusted gross margin % (1)	37%	33%	33%	34%	38%	38%	31%	37%
Less:
Provisions and impairment of inventories and biological assets	2,043	13	548	921	1,603	65	3,420	536
Provisions to net realizable value	709	151	—	15	967	273	27	(273)
Realized fair value on inventories sold from acquisitions	—	—	1,586	867	—	—	—	—
Gross margin before fair value adjustments	$13,791	$14,115	$19,787	$22,423	$28,008	$23,517	$14,994	$38,802
Gross margin % (before fair value adjustments)	31%	33%	30%	32%	35%	37%	25%	37%
Add: Realized fair value on inventories sold and other inventory charges	(15,365)	(13,066)	(14,192)	(14,461)	(25,406)	(16,911)	(21,834)	(14,410)
Unrealized gain on changes in fair value of biological assets	18,790	12,765	12,823	18,184	29,236	16,709	23,247	17,030
Gross margin(2)	$17,216	$13,814	$18,418	$26,146	$31,838	$23,315	$16,407	$41,422
Gross margin %(2)	39%	32%	28%	37%	40%	37%	27%	39%
Note 1: Adjusted gross margin and adjusted gross margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A
Note 2: Gross margin reflects the IFRS measure per the Company’s Financial Statements.

In the first quarter of Fiscal 2025, gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets and lower international sales. In the second quarter of Fiscal 2025, gross margin increased primarily due to the fair value adjustment on inventories acquired through the Motif acquisition and subsequently sold, as required under IFRS. In the third and fourth quarter of Fiscal 2025, the gross margin increase was driven by a higher proportion of international sales with stronger margins, lower cost of sales per unit achieved through greater scale and operating efficiencies (including but not limited to an improvement in yields), and higher unrealized gain on changes in fair value of biological assets, partially offset by lower margins on domestic white label and B2B sales. In Q1 Fiscal 2026, the gross margin declined primarily due to lower unrealized gain on changes in fair value of biological assets. In Q2 Fiscal 2026, the gross margin declined primarily due to changes in product mix, including a lower proportion of higher-margin product categories, and higher product returns. In Q3 Fiscal 2026, gross margin increased due to the contributions of Sanity Group and improved operating efficiencies domestically.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    10

OPERATING EXPENSES

	2026	2025	CHANGE	% CHANGE

General and administrative	$50,488	$41,880	$8,608	21%
Sales and marketing	29,785	22,151	7,634	34%
Research and development	6,324	7,794	(1,470)	(19)%
Share-based compensation	2,428	3,042	(614)	(20)%
Impairment of intangible assets	5,800	—	5,800	100%
Total operating expenses	$94,825	$74,867	$19,958	27%

GENERAL AND ADMINISTRATIVE
For the nine months ended June 30, 2026, the Company incurred general and administrative expenses of $50,488 compared to $41,880 for the nine months ended June 30, 2025. The increased expenses mainly relate to the inclusion of Sanity Group's general and administrative expenses, higher depreciation and amortization resulting from the acquisitions of Motif and Sanity, increased professional fees, and a credit loss due to a customer insolvency, substantially offset by a $3,012 recovery of a previously recorded bad debt provision. As a percentage of net revenue, these expenses decreased to 22% for the nine months ended June 30, 2026, from 23% for the nine months ended June 30, 2025.

SALES AND MARKETING
For the nine months ended June 30, 2026, the Company incurred sales and marketing expenses of $29,785 or 13% of net revenues as compared to $22,151 or 12% of net revenues for the nine months ended June 30, 2025. The increase was primarily driven by the inclusion of Sanity Group's sales and marketing expenses following the acquisition, as well as higher investments in advertising, promotions, and trade marketing initiatives to support new product launches.

RESEARCH AND DEVELOPMENT
Research and development costs of $6,324 for the nine months ended June 30, 2026, decreased from $7,794 in the comparative period. The decrease was primarily driven by lower investment in foundational research within the PDC, reflecting a shift toward more targeted, strategic product development, as well as headcount reductions resulting from synergies realized through the Motif acquisition.

SHARE-BASED COMPENSATION
For the nine months ended June 30, 2026, the Company recognized $2,428 of share-based compensation expense, compared to $3,042 for the nine months ended June 30, 2025. The decrease in expense during the current period is primarily due to cancellation of certain performance share units ("PSUs"), resulting in a reduction in recognized share‑based compensation.

Share-based compensation represents a non-cash expense. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria. Similarly, restricted share units ("RSUs") were valued using the Company's share price on the date of the grants of the RSUs. Stock options were valued using the Black-Scholes valuation model.

IMPAIRMENT OF INTANGIBLE ASSETS
During the second quarter of fiscal 2026, the Company identified impairment indicators for the CPL cash-generating unit (the "CPL CGU"), primarily due to new regulatory restrictions affecting hemp-derived products in the U.S. These developments reduced expected future revenues, profitability, and cash flows. The Company performed an impairment assessment using a value-in-use model based on a four-year management-approved cash flow forecast. As a result, the recoverable amount of the CPL CGU was determined to be approximately $5,800 below its carrying value, and an impairment charge of $5,800 was recognized during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    11

OTHER (INCOME) EXPENSES

	2026	2025	CHANGE	% CHANGE

Investment loss (income), net of financing costs	$136	$(1,077)	$(1,213)	nm
Acquisition and transaction costs	11,129	6,132	4,997	81%
Change in fair value of contingent consideration	(8,924)	(3,290)	(5,634)	(171)%
Change in fair value of derivative liabilities, Preferred Shares and other financial assets	(139,838)	(21,865)	(117,973)	540%
Other non-operating expenses	820	415	405	98%
Total other (income)/expenses	$(136,677)	$(19,685)	$(116,992)	594%

INVESTMENT INCOME, NET OF FINANCING COSTS
Investment loss (net of financing costs) of $136 incurred during the nine months ended June 30, 2026, compared to the investment income of ($1,077) during the nine months ended June 30, 2025., a decrease of $1,213. The change in investment loss (income) was primarily due to interest expenses, including amortization of deferred financing costs on the Term Facility drawn on closing of the Sanity acquisition, as well as lower average daily cash balances during the current period as compared to the nine months ended June 30, 2025.

ACQUISITION AND TRANSACTION COSTS
Acquisition and transaction costs increased to $11,129 for the nine months ended June 30, 2026, from $6,132 for the nine months ended June 30, 2025. Costs incurred during the nine months ended June 30, 2026 primarily related to due diligence, regulatory filings, legal and advisory services, and other transaction-related expenses associated with the acquisition of Sanity Group, as well as severance payments made to employees as part of restructuring initiatives. In contrast, costs incurred in the comparative period were primarily related to due diligence, regulatory filings, legal and advisory services, and integration related expenses associated with the acquisitions of Motif and CPL.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $8,924 for the nine months ended June 30, 2026, compared to a gain of $3,290 for the nine months ended June 30, 2025. The gain in the current period primarily reflects the derecognition of a contingent consideration of $2,919 previously payable to the former owners of Motif and a fair value gain of $2,418 on the revaluation of contingent consideration payable to the former owners of Sanity Group, and a fair value gain of $3,588 on the revaluation of contingent consideration payable to the former vendors of CPL. In contrast, the gain in the comparative period was primarily driven by the remeasurement of the contingent consideration payable to the former owners of Motif.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES, PREFERRED SHARES AND OTHER FINANCIAL ASSETS
Change in fair value of derivative liabilities, Preferred Shares and other financial assets was a gain of $139,838 for the nine months ended June 30, 2026, compared to $21,865 for the nine months ended June 30, 2025. The following are the fair value changes that were recognized for the nine months ended June 30, 2026, and 2025:

	NINE MONTHS ENDED
	JUNE 30, 2026	0	JUNE 30, 2025
Investment in Phylos	$1,624	$—	$(5,306)
Investment in OBX	3,462	—	(263)
Investment in Sanity Group (convertible loan)	(7,210)	—	(5,118)
Investment in Sanity Group (common shares)	(453)	—	(486)
Top-up Rights	(11,956)	—	3,293
Commitment to fund third tranche of Phylos convertible loan	(11)	—	(356)
Commitment to issue Preferred Shares	—	—	(6,937)
Warrants	(4,372)	—	(5,373)
Preferred shares	(120,922)	—	(1,319)
	$(139,838)	$—	$(21,865)

NET INCOME
Net income for the nine months ended June 30, 2026 was $124,586, or $0.910 and $0.899 per common share of the Company (a "Common Share") (basic and diluted, respectively), compared to net income of $13,205, or $0.105 and $0.104 per Common Share (basic and diluted, respectively), for the nine months ended June 30, 2025. The increase was primarily attributable to a fair
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    12

value gain of $120,922 on Preferred shares, contribution of Sanity Group and higher gross margins, partially offset by a $5.8 million impairment loss related to the Company's hemp-derived products business in the U.S.

SUMMARY OF QUARTERLY RESULTS

	Q4-F24	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Q1-F26	Q2-F26	Q3-F26
Financial Results
Adult-use recreational cannabis revenue (net of excise duty)	$38,839	$38,558	$56,658	$59,918	$66,415	$54,071	$50,045	$61,817
Medical international, wholesale and other revenue	$5,859	$4,172	$8,942	$10,874	$13,646	$9,467	$9,749	$43,965
Net revenue	$44,698	$42,730	$65,600	$70,792	$80,061	$63,538	$59,794	$105,782
Net income (loss)	$(5,433)	$(22,957)	$42,456	$(6,294)	$(37,964)	$19,969	$(921)	$105,538
Net earning (loss) per Common Share, basic	$(0.050)	$(0.202)	$0.329	$(0.047)	$(0.283)	$0.148	$(0.007)	$0.781
Net earning (loss) per Common Share, diluted	$(0.050)	$(0.202)	$0.318	$(0.047)	$(0.283)	$0.146	$(0.007)	$0.773

In Q1 Fiscal 2025, net revenue decreased modestly, primarily due to lower international sales. In Q2 Fiscal 2025, international sales increased sequentially, alongside growth in recreational net revenue. In Q3 Fiscal 2025, the Company achieved record net revenue, supported by sequential growth in international sales. In Q4 Fiscal 2025, net revenue reached its highest level in the preceding eight quarters. In the first two quarters of Fiscal 2026, net revenue declined due to lower recreational and international sales. In Q3 Fiscal 2026, net revenue increased primarily due to higher recreational cannabis sales and the contribution of revenue from Sanity Group following its acquisition on April 15, 2026.

In the fourth quarter of Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642. In the first quarter of Fiscal 2025, the Company's net loss increased, primarily due to increases in fair value losses on derivative liabilities and higher acquisition and transaction costs related to the acquisition of Motif. In Q2 Fiscal 2025, the Company recorded net income of $42,456. This increase compared to the prior quarter is primarily due to higher gross margins and higher gains from changes in the fair value of derivative liabilities, Preferred Shares, contingent consideration, and other financial assets. In the third quarter of Fiscal 2025, the Company recorded a net loss of $6,294 primarily due to an increase in fair value losses on derivative liabilities and Preferred Shares. In the fourth quarter of Fiscal 2025, the Company's net loss increased, primarily due to increases in fair value losses on derivative liabilities and Preferred Shares. In the first quarter of Fiscal 2026, the Company recorded a net income of $19,969, primarily due to the higher gains from changes in the fair value of derivative liabilities and Preferred Shares. In Q2 Fiscal 2026, the Company recorded a net loss of $921, primarily attributable to lower gross margins, impairment loss on intangibles assets and a reduction in fair value gains on derivative liabilities and Preferred Shares. In Q3 Fiscal 2026, the Company recorded a net income of $105,538, primarily attributable to the fair value gain of $105,783 on Preferred Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    13

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure and the Company calculates adjusted EBITDA as net income (loss) excluding: investment income, net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, Preferred Shares and other financial assets; expenditures incurred in connection with R&D activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses. Adjusted EBITDA is intended by management to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q4-F24	Q1-F25	Q2-F25	Q3-F25	Q4-F25	Q1-F26	Q2-F26	Q3-F26
Net (loss) income as reported	$(5,433)	$(22,957)	$42,456	$(6,294)	$(37,964)	$19,969	$(921)	$105,538
Add/(deduct):
Investment income, net of financing costs	(960)	(825)	(179)	(73)	(73)	(93)	(312)	541
Income tax expense (recovery)	30	—	(106)	(9,903)	(3,761)	—	—	(1,590)
Depreciation and amortization	3,073	3,387	4,839	4,789	4,960	4,980	5,033	10,124
Impairment of property, plant and equipment, intangible assets and goodwill	—	—	—	—	—	—	5,800	—
ERP implementation costs	465	744	628	1,217	951	407	120	—
Acquisition and transaction costs	74	4,504	974	654	448	1,606	4,356	5,167
Inventory and biological assets fair value and NRV adjustments	(673)	465	1,917	(2,787)	(1,260)	540	2,034	(2,357)
Incremental fair value component on inventories sold from acquisitions	—	—	1,586	897	—	—	—	—
Share-based compensation	1,093	1,325	938	1,007	947	770	728	1,213
Other (income) expenses(1)	6,646	12,477	(50,728)	13,511	42,539	(24,900)	(18,716)	(104,326)
Provision for non-recurring credit losses	—	—	—	—	—	—	821	(3,012)
Research and development expenditures, net of depreciation	1,545	2,290	2,583	2,676	3,056	1,986	1,927	2,115
Adjusted EBITDA	$5,860	$1,410	$4,908	$5,694	$9,843	$5,265	$870	$13,413

Divided by: net revenue	44,698	42,730	65,600	70,792	80,061	63,538	59,794	105,782

Adjusted EBITDA Margin % (Non-IFRS Measure)	13%	3%	7%	8%	12%	8%	1%	13%

Note (1):    Other (income) expenses(1) includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

During the first quarter of Fiscal 2025, the Adjusted EBITDA decreased to $1,410 mainly due to lower international sales. In Q2 Fiscal 2025, the Company's international sales increased and the Adjusted EBITDA increased to $4,908. During third quarter of Fiscal 2025, the Company's recreational and international sales increased, resulting in an increase in Adjusted EBITDA to $5,694. In fourth quarter of Fiscal 2025, continued growth in net revenues and lower costs of production (on a per unit basis), resulted in Adjusted EBITDA of $9,843. During the first quarter of Fiscal 2026, Adjusted EBITDA decreased to $5,265 due to lower international and recreational sales, partially offset by the realization of cost savings initiatives. In Q2 Fiscal 2026, Adjusted EBITDA decreased to $870 due to lower recreational revenue while operating expenses remained flat as a proportion of net revenue, as well as the impact of higher returns provisions. In Q3 Fiscal 2026, the Company's Adjusted EBITDA increased to $13,413 primarily due to the contributions of Sanity Group and improved operating efficiencies domestically.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    14

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company as at June 30, 2026 and September 30, 2025:

	JUNE 30, 2026	SEPTEMBER 30, 2025	% CHANGE
Cash, restricted cash and short-term investments	$11,667	$84,420	(86)%
Inventories	$147,764	$106,023	39%
Working capital	$172,805	$158,738	9%
Total assets	$820,262	$562,211	46%
Non-current financial liabilities(1)	$97,423	$76,401	28%
Total shareholders' equity	$485,462	$349,130	39%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On June 30, 2026, the Company had total cash (including restricted cash and short-term investments) of $11,667 compared to $84,420 at September 30, 2025. The decrease is primarily due to the acquisition of Sanity Group, and increase in working capital (per the consolidated statement of cash flows) and an additional investment in Phylos during the current period.

During Q3 Fiscal 2026, the Company completed the acquisition of Sanity Group, funded through proceeds from the BAT private placement together with a $20 million non-revolving term facility (the "Term Facility") drawn under the Credit Facility entered into to support liquidity and financial flexibility. The Credit Facility consists of: (i) the Term Facility, used to partially fund the acquisition of Sanity Group; (ii) a $30 million revolving credit facility; and (iii) a $10 million operating facility for general corporate purposes. Following the acquisition of Sanity Group and establishment of the Credit Facility, management believes the Company maintains sufficient liquidity and financial flexibility to fund operations, meet working capital requirements, and support planned growth initiatives over the medium term. Total liquidity as of the end of Q3 Fiscal 2026, inclusive of debt facilities, was $49.1 million.

The Company's cash balances fluctuate significantly on a quarterly basis due to the timing of excise duty remittances. Management continues to evaluate financing alternatives to support strategic growth initiatives. Subject to prevailing market conditions and any required consents and approvals under the Investor Rights Agreement and the Credit Facility, the Company may access additional financing, if required. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on acceptable terms, or at all.

The following highlights the Company’s cash flows during the three and nine months ended June 30, 2026 and June 30, 2025:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
Cash provided by (used in):
Operating activities	$(4,297)	$14,626	$(27,070)	$(6,139)
Financing activities	85,123	(560)	84,222	39,898
Investing activities	(124,065)	(9,428)	(129,820)	(81,280)
	$(43,239)	$4,638	$(72,668)	$(47,521)
Effect of foreign exchange on cash	$147	(2,107)	$(75)	(53)
Net cash used	$(43,092)	$2,531	$(72,743)	$(47,574)
Cash position
Beginning of period	53,943	82,500	83,594	132,605
End of period	$10,851	$85,031	$10,851	$85,031
Short-term investments	816	900	816	900
Cash (including restricted cash) and short-term investments	$11,667	$85,931	$11,667	$85,931

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    15

Cash used in operating activities for the three months ended June 30, 2026 was $4,297 compared to cash provided of $14,626 in the three months ended June 30, 2025. The increase in cash used in operating activities for the current period is primarily due to an increase in working capital during the current period.

Cash used in operating activities for the nine months ended June 30, 2026 was $27,070 compared to cash used in of $6,139 for the nine months ended June 30, 2025. The increase in cash used in operating activities for the current period is primarily due to an increase in working capital during the current period.

Cash (used in) provided by financing activities for the three and nine months ended June 30, 2026 was $85,123 and $84,222, respectively. In comparison, for the three and nine months ended June 30, 2025, cash (used in) provided by financing activities was $(560) and $39,898, respectively. The increase in cash provided by financing activities for the three and nine months ended June 30, 2026 is primarily due to a private placement and Term Facility drawdown related to the acquisition of Sanity Group during the current period.

Cash used in investing activities for the three and nine months ended June 30, 2026 was $124,065 and $129,820, respectively. In comparison, for the three and nine months ended June 30, 2025, cash used in investing activities was $9,428 and $81,280. The increase in cash used in investing activities is primarily due to the acquisition of Sanity Group during the current period.

Free Cash Flow
Free cash flow is a non-IFRS measure and is calculated by the Company as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Management believes that free cash flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to free cash flow in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

	NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025
Net cash and restricted cash used in operating activities	$(27,070)	$(6,139)
Deduct:
Purchase of property, plant and equipment	(1,895)	(17,786)
Free cash flow	$(28,965)	$(23,925)

Free cash flow for the nine months ended June 30, 2026 was $(28,965). In comparison, for the nine months ended June 30, 2025, free cash flow was $(23,925). The decrease in free cash flow is primarily due to an increase in working capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three and nine months ended June 30, 2026.

RELATED PARTY TRANSACTIONS
MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

For the three and nine months ended June 30, 2026 and June 30, 2025, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
Salaries and bonus	$2,040	$1,370	$5,034	$3,996
Share-based compensation	744	671	1,731	2,092
Total key management compensation	$2,784	$2,041	$6,765	$6,088

During the three and nine months ended June 30, 2026, 269,680 and 919,741 RSUs (June 30, 2025 – nil and 410,996), respectively were granted to key management personnel with an aggregate fair value of $457 and $2,043 (June 30, 2025 – $nil and $1,538), respectively. For the three and nine months ended June 30, 2026, 66,489 and 445,743 PSUs (June 30, 2025 – nil
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025    16

and 416,391), respectively, were issued to key management personnel with an aggregate fair value of $92 and $1,017 (June 30, 2025 – $nil and $457), respectively.

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 - Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended June 30, 2026, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $429 and $1,779 (June 30, 2025 – $755 and $1,997), respectively, of direct expenses and the Company incurred $1,063 and $3,370 (June 30, 2025 – $1,208 and $4,132), respectively, of direct expenses and capital expenditures of $nil and $nil (June 30, 2025 – $9 and $9), respectively, related to the Centre of Excellence. The Company recorded in the three and nine months ended June 30, 2026, $746 and $2,574 (June 30, 2025 – $1,005 and $3,088), respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three and nine months ended June 30, 2026, the Company recorded $0 and $0 (June 30, 2025 – $5 and $5), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At June 30, 2026, there is a balance receivable from BAT of $1,288 (September 30, 2025 – $701).

On April 15, 2026, the Company entered into a subscription agreement with BAT for a private placement in connection with the funding of the Sanity Group acquisition. See Note 14 of the Company's consolidated financial statement for the three and nine months ended June 30, 2026, for further details regarding the terms, including share price, conditions and use of proceeds.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

As at June 30, 2026, the Company held financial instruments that are measured at fair value at each reporting date. The valuation of these instruments is performed using various models, which, due to the complexity and nature of the instruments, primarily rely on Level 3 inputs within the fair value hierarchy. These inputs are unobservable and reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the instruments. Refer to Note 17 of the Interim Financial Statements for further information.

(ii) Biological Assets
Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell in accordance with the IFRS as issued by the IASB. The fair value measurement is categorized within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. These inputs include expected yield per plant, average selling price (net of post-harvest costs), wastage rates, post-harvest processing costs, and the stage of growth of the plants at the reporting date. Changes in these assumptions could result in significant variations in the fair value of biological assets. Refer to Note 6 of the Interim Financial Statements for further information.

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OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, Preferred Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at June 30, 2026 and August 7, 2026.

	JUNE 30, 2026	AUGUST 7, 2026
Common shares issued and outstanding	140,975,357	141,006,497
Preferred Shares(1)	49,204,022	49,204,022
Options	2,685,508	2,676,758
Warrants	4,450,500	4,450,500
Top-up Rights	5,895,258	5,873,533
Restricted share units	3,201,500	3,165,110
Performance share units	1,911,107	1,911,107
Total fully diluted shares	208,323,252	208,287,527
Note 1: The Preferred Shares are eligible, under certain scenarios, to be converted into Common Shares equaling 51,823,554 consisting of the original Preferred Shares of 49,204,022 that convert into one Common Share and accretion amounts that accrue to the Preferred Shares at an annual rate of 7.5% per annum. Since the Preferred Shares issuances, they have collectively accrued 2,619,532 of additional Common Share conversion value.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended June 30, 2026. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended September 30, 2025.

Adoption of New Accounting Pronouncements

Amendment to IAS 21: Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company’s international transactions are limited to a few countries, such as the United States, the United Kingdom, Australia, Germany, Switzerland, Poland and Czechia. These countries all have active markets for their currencies and therefore, there is no risk of a lack of exchangeability for these currencies.

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 clarifying the classification of financial assets with environmental, social and governance (ESG) and similar features, and the timing of recognition and derecognition of financial liabilities settled through electronic payments systems. These amendments are effective for the Company's annual reporting period beginning October 1, 2026. The Company is continuing to assess the impact of these amendments on its consolidated financial statements; there has been no change in the status of this assessment since September 30, 2025.

IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which introduces new requirements for the presentation and classification of income and expenses in the statement of profit or loss, mandatory subtotals, disclosure of management-defined performance measures, and enhanced principles for aggregation and disaggregation of information. IFRS 18 is effective for the Company's annual reporting period beginning October 1, 2027. The Company is continuing to assess the impact of IFRS 18 on its consolidated financial statements and related disclosures; there has been no change in status of this assessment since September 30, 2025.

These amendments do not have any material impact on the Company’s interim consolidated financial statements for the three and nine months ended June 30, 2026 and June 30, 2025.

ACQUISITION OF SUBSIDIARIES
i.Acquisition of Sanity Group
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On April 15, 2026, the Company acquired 100% of the issued and outstanding shares of Sanity Group, a leading European pure-play cannabis company headquartered in Germany with expanding operations in Switzerland, the United Kingdom, Poland and Czechia, for an upfront purchase price of €107.3 million, based on estimated cash, debt and working capital subject to post closing adjustment, plus additional earn-out consideration of up to €113.8 million. The acquisition establishes a leading position for the Company in the German and broader European cannabis markets and combines Sanity Group's regulatory expertise and distribution capabilities with the Company's cultivation and production capabilities. The acquisition was funded through a combination of cash on hand, the Company's new senior secured credit facilities with ATB Financial, and a concurrent private placement with BAT, as described further under "Liquidity and Capital Resources."

The acquisition was accounted for as a business combination under IFRS 3. For additional details regarding the acquisition, including the purchase price allocation, consideration structure and related party considerations refer to Note 20 of the Interim Financial Statements.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), management is responsible for establishing and maintaining effective Disclosure Controls and Procedures (“DCP”) and Internal Control over Financial Reporting (“ICFR”).

As previously disclosed in the Company’s Annual Report on Form 40-F for the year ended September 30, 2025, management identified a material weakness in ICFR, and the Company’s independent registered public accounting firm issued an adverse opinion on the effectiveness of the Company’s ICFR as of that date.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed prior to the date of this MD&A under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). The evaluation was conducted using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that, because of the material weaknesses in our ICFR described below, our DCP were not effective as of such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entities controlled by the Company but that were scoped out of the evaluation of DCP and ICFR was the Sanity Group (acquired effective April 15, 2026).

Excluding goodwill and intangible assets, Sanity constitutes approximately $60,972 of the Company’s current assets, $64,735 of total assets, $23,746 of current liabilities and $76,913 of total liabilities as of the acquisition date.

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MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
In the second quarter of Fiscal 2026, management, with oversight from the Audit Committee, implemented remediation measures related to the material weaknesses identified as at September 30, 2025 as outlined below in the "Status of Remediation Plan" section.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of June 30, 2026, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of June 30, 2026.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness:

•Management review controls designed to ensure the completeness and accuracy of complex spreadsheets used in the biological assets and inventory valuation processes.

STATUS OF REMEDIATION PLAN
The Company made progress in remediating the material weakness related to its inventory management application (the "Ample system"), and other control deficiencies discussed above under “Material Changes to Internal Control Over Financial Reporting” as at the end of Fiscal 2025. Specifically, controls related to user access rights and related controls over the Ample system, were not designed or operating effectively. This component of the material weakness was remediated through the decommissioning of the Ample system in the first quarter of Fiscal 2026; and the system application is no longer in use.

Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR and remains committed to implementing changes to ensure that the control deficiencies that contributed to the remaining material weakness is remediated.

Following, the Company's new inventory costing upgrades in its ERP system, the Company has streamlined complex spreadsheet models related to biological assets and inventory. The controls associated with these remedial activities have been tested for design effectiveness and are now pending assessment for operating effectiveness.

Following the improvement of the material weakness related to IT General Controls, senior management has discussed the remaining material weakness with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions, including the third phase of the ERP system, will contribute to the remediation of the material weakness, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weakness, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time to conclude that they are operating effectively, the remaining material weakness described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weakness, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weakness identified before the end of Fiscal 2026. See “Risk Factors” in this MD&A and in the Company's annual information form for the year ended September 30, 2025 ("AIF").

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weakness. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

RISK FACTORS
The Company’s business is subject to risks inherent in a high-growth, heavily regulated industry. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial conditions, results of operations and cash flows, as further described in this MD&A. For additional risk factors, readers are directed to the discussion under "Risk Factors" in the AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. Management attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

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(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. However, credit risk in the cannabis industry may be heightened as certain customers, suppliers, distributors and other counterparties may have limited access to traditional financing, limited operating histories, constrained liquidity or otherwise weaker financial positions. As a result, the Company may from time to time transact with counterparties that are not financially sound, which may increase the risk of delayed payment, non-payment, default or the need to record allowances, provisions or write-offs.

For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at June 30, 2026 approximates $120,103 (September 30, 2025 – $198,827).

As of June 30, 2026 and September 30, 2025, the Company’s aging of trade receivables was as follows:

	JUNE 30, 2026	SEPTEMBER 30, 2025
0-90 days	$75,383	$56,442
More than 90 days	14,992	12,846
Gross trade receivables	$90,375	$69,288
Less: Expected credit losses and reserve for product returns and price adjustments	(3,633)	(5,703)
	$86,742	$63,585

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At June 30, 2026, the Company had $10,851 (September 30, 2025 – $28,200) of cash (unrestricted) and working capital of $172,805 (September 30, 2025 – $158,738). Further, the Company may potentially access financing through the capital markets if required, although there can be no assurance that capital will be available on terms acceptable to the Company or at all.

During the three months ended June 30, 2026, the Company completed the acquisition of Sanity Group and related financing transactions, including the BAT private placement and the establishment of a $60 million senior secured credit facility with ATB. The facility comprises the $20 million Term Facility (drawn to partially fund the acquisition), a $30 million revolving credit facility, and a $10 million operating facility, all maturing April 15, 2029. As at June 30, 2026, $37,432 remained undrawn and available under the revolving and operating facilities, providing additional funding capacity to support ongoing operations and integration activities.

The Company may access additional liquidity through the capital markets, including both debt and equity financing, although there can be no assurance that capital will be available on terms acceptable to the Company or at all.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at June 30, 2026:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	99,933	99,933	99,933	—	—	—
Long-term debt	20,973	22,414	5,072	17,342	—	—
Contingent consideration	80,902	80,902	623	80,279	—	—
Lease obligations	10,481	13,311	2,406	4,858	3,532	2,515
	$212,289	$216,560	$108,034	$102,479	$3,532	$2,515

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $792 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a
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financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (two of which, individually, represented more than 10% of the Company’s revenues during the three months ended June 30, 2026), with the remaining material accounts receivable balance due from an international customer. The provincial government agencies and the international customer are considered creditworthy, and management believes that the entire accounts receivable balance is collectible.

(v) Risks of significant changes or developments with respect to domestic and international customs, tariffs, and trade policies, corresponding or retaliatory actions by other countries and related uncertainties
Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the geographies where the Company operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the Company's financial results and profitability. Since the inauguration of the current U.S. president on January 20, 2025, the U.S. has imposed a number of tariffs on exports from Canada and other countries to the U.S. The international trade disputes sparked by the tariffs imposed or potential tariffs to be imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, are expected to have a negative impact on the Canadian economy and other markets where the Company operates, and could adversely affect the Company’s business operations and financial condition. In addition, the uncertainty as to whether additional tariffs or trade policies will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have negative impact on the Canadian and global economy and may adversely affect the Company’s business operations and financial condition.

(vi) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data with the view to testing the reliability of such third-party data but the Company's ability to determine the accuracy of such third-party data remains limited.

(vii) Risks related to international sales and operations
The Company has sold hemp-derived products in the U.S. and exports cannabis to a number of countries whose laws vary, and many are unsettled and still developing. There is no assurance that the Company will continue to meet the evolving legal and regulatory requirements applicable to each international jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to export its products or continue doing business in the U.S or any other international jurisdictions.

The Changing Legal Status of Hemp-Derived Products in the United States

The Company owns or has invested in certain entities in the U.S, including a cannabis and hemp genetics licensing company, a hemp processor, and a hemp beverage and edibles company. While these entities currently comply with U.S. laws, such laws are frequently changing, and any widespread enforcement against the entities or the entities’ customers could negatively impact the Company’s business operations and financial condition.

In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) amending the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment (i.e. November 12, 2026). Non-compliant products will be classified as "marijuana" under the CSA as of the effective date. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts to repeal, replace, or delay this amendment have not been successful to date. State legislative and regulatory responses are ongoing, though uneven with broad uncertainty. Certain states (for example, New Jersey8, Illinois9 and Missouri10) have enacted legislation aligning state law with the new federal definition of hemp, though with differing implementation timelines for such changes. The majority of states' hemp laws and related regulatory regimes remain unchanged.

Several bills have been introduced in Congress, including, among others, the American Hemp Protection Act of 2025 (H.R. 6209), which would repeal Section 781 in its entirety and restore the 2018 Farm Bill definition; the Lawful Hemp Protection Act (H.R.)
8 See S4509 (2026), codified as P.L. 2025, c. 215.
9 See SB3222 (2025), codified as P.A. 104-0463.
10 See HB 2641 (2026), codified as RSMo 195.900.
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which would replace Section 781 with a comprehensive federal regulatory framework for hemp-derived cannabinoid products, including permitting the sale of low-dose hemp THC products subject to FDA oversight; and the Hemp Safety Enforcement Act (S. 4215), which would preserve state and tribal authority to regulate hemp-derived cannabinoid products, notwithstanding Section 78111. As of the date of this filing, no legislative proposals have been enacted, and there is no assurance that any repeal, delay, or replacement legislation will be adopted before or after the November 12, 2026 effective date. If current federal legislation is not amended or reversed, Organigram may have to wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026. In addition to federal uncertainty, unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

The Company competes with other hemp THC products, state-legal cannabis products and products available in the illicit market, and the public is often uninformed about the differences of these markets. We test all of our products for safety and quality. However, many of our competitors in the market may not do so. Because our business is dependent, in part, upon continued market acceptance of THC by consumers, any negative trends relating to cannabis or hemp could adversely affect our business operations. For example, consumers may hear about negative health or safety outcomes for a competitor’s product and ascribe those outcomes to the entire category. Negative views of the category caused by third parties may hinder our ability to successfully market our products, or lead to new laws or regulations that prohibit or limit the sale of such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

On December 18, 2025, President Trump issued an Executive Order ("EO") directing that cannabis be rescheduled from schedule I to schedule III. On April 22, 2026, Acting Attorney General Todd Blanche signed a final order (the "Final Order") transferring (i) U.S. Food and Drug Administration-approved cannabis products and (ii) cannabis subject to a qualifying state-issued medical cannabis license from schedule I to schedule III of the CSA, effective immediately12. This action was taken under the Attorney General's authority, pursuant to 21 U.S.C. § 811(d)(1), to reschedule drugs to carry out U.S. treaty obligations under the 1961 Single Convention on Narcotic Drugs13, which permitted the order to go into immediate effect without notice-and-comment rulemaking. This represents a significant, formal acknowledgement that cannabis has medical value and less potential for abuse than schedule I and II controlled substances. The Drug Enforcement Administration (“DEA”) held an expedited administrative hearing from June 29, 2026 through July 15, 2026 to consider whether cannabis as a whole—including adult-use cannabis—should be rescheduled from schedule I to schedule III through the formal rulemaking process14. While timing for a recommendation from the Administrative Law Judge ("ALJ") is uncertain, the parties are required to submit closing argument briefs by August 17, 2026. The outcome of that proceeding is not guaranteed, and any final rule extending rescheduling beyond the medical-only category could take several months (or longer) after the hearing concludes. The ALJ decision is a non-binding recommendation. Following the ALJ's recommendation, the DEA Administrator will issue a decision, which may include a final rule. Neither the ALJ's nor the DEA Administrator's decision-making process is subject to a mandatory timeline.

Because cannabis remains a controlled substance, it is still subject to the CSA's requirements, including registration with the DEA. In that regard, the Final Order established an expedited DEA registration pathway for state-licensed medical cannabis manufacturers, distributors, and dispensers. Applications submitted within 60 days of the Federal Register publication date (i.e., by June 26, 2026) benefit from an expedited review process, and applicants that filed within that window may continue operating under their state licenses during the pendency of their application.

The rescheduling may have far-reaching implications that are not yet fully understood, including for hemp and hemp THC products. Of significant note, the Final Order does not address the role of the U.S. Food and Drug Administration (“FDA”) and the treatment of cannabis sold as foods, dietary supplements, or unapproved drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"). Moreover, the Final Order faces meaningful litigation risk. Among other things, opponents have already challenged the use of treaty-obligation authority to bypass formal rulemaking and the rescheduling’s underlying scientific bases15.

Regardless, the Final Order has effectively legalized, under federal law, all medical cannabis that is subject to a state medical cannabis license and the interstate commerce of such cannabis so long as it occurs within DEA-registered channels. Given this
11 Additionally, in late April, 2026, the U.S. House of Representatives passed the Farm, Food, and National Security Act of 2026 (H.R. 7567; the “2026 Farm Bill”), which includes provisions aimed at reducing regulatory burdens for producers of industrial hemp but does not include any language to delay or alter the hemp-derived THC product ban. On June 23, 2026, the Senate Agricultural Committee released its discussion draft of the 2026 Farm Bill, the Agricultural Act of 2026, though without a formal assigned Senate bill number (S. number). See Senate Agriculture Committee, Farm Bill 2.0 (last visited July 28, 2026), https://www.agriculture.senate.gov/agricultural-act-of-2026-farm-bill-20. The Senate draft bill similarly lacks language regarding a delay or alteration to the hemp-derived THC product ban.
12 See Schedules of Controlled Substances: Rescheduling of Food and Drug Administration Approved Products Containing Marijuana From Schedule I to Schedule III; Corresponding Change to Permit Requirements, 91 Fed. Reg. 22714 (April 28, 2026).
13 See United Nations Single Convention on Narcotic Drugs, Mar. 30, 1961, 18 U.S.T. 1407, 520 U.N.T.S. 151, as amended by the 1972 Protocol.
14 Schedules of Controlled Substances: Rescheduling of Marijuana, 91 Fed. Reg. 22777 (April 28, 2026).
15 See SAM, Inc. v. Dept’ of Justice, Nos. 26-1106, 26-1130, 26-1136 (D.C. Cir. filed June 29, 2026).
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material change in federal legality, the Company is continuing to review all options for entering the U.S. medical cannabis market16.

Finally, the EO also directed White House staff to work with Congress to “update the statutory definition” of hemp to allow Americans to access CBD products while permitting Congress to “restrict the sale of products posing serious health risks,” and to consult with relevant executive branch departments to “develop a regulatory framework for hemp-derived cannabinoid products, including development of guidance on an upper limit on milligrams of THC per serving with considerations on per container limits and CBD to THC ratio requirements.” Since the issuance of the EO, the Administration has taken additional steps to advance those objectives. Most notably, the White House, through the Office of Management and Budget, formally requested that Congress include in supplemental appropriations legislation language revising the federal regulation of hemp to ensure the "fair treatment" of hemp products consistent with the Administration's proposed regulatory approach or, at a minimum, extend the implementation legislation or otherwise modify Section 78117. As of the date of this filing, it remains uncertain whether Congress will enact any such legislation or otherwise to modify Section 781. Accordingly, the regulatory environment for hemp-derived cannabinoid products remains highly uncertain, creating significant risks for our business of selling hemp THC products and our other U.S. hemp-related investments. As such, Organigram has paused its U.S. hemp THC business.

(ix) Geopolitical Conflicts Risk

Political instability, acts of terrorism, war (including the outbreak of armed conflict involving Iran, the war between the terrorist organization Hamas and Israel, and the war in Ukraine) or other conflicts and other events outside of the Company’s control, may adversely impact its business and operating results. Recently, the U.S. – Israeli war with Iran has resulted in a significant increase in tension in the region and disruptions to regional energy markets, supply chains, and key shipping routes, including the Strait of Hormuz, a critical global oil transit corridor, and may continue to have far reaching effects on the global economy. Such effects on the global economy have produced downward pressure on share prices and on the availability of credit while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability. In addition to the direct impact that such events could have on the Company’s facilities and workforce, these types of events could negatively impact consumer spending in the impacted regions or depending on the severity, globally, which would impact the Company’s strategic partners and in turn impact on demand for its products and services.

(x) Information Systems Risk

During fiscal year 2023, fiscal year 2024 and Fiscal 2025, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management.

The stabilization of the ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, cloud computing and software costs, in addition to other expenses in connection with the transformation of the Company's organizational structure and financial and operating processes. The stabilization of the new ERP system may result in delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to stabilize the new ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations could be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted.

(xi) Risks related to the Common Shares of the Company

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and NASDAQ, including sustaining a minimum bid price for such Common Shares. If the Company fails to comply with listing standards and the TSX or NASDAQ delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares, (ii) reduced liquidity for the Common Shares, (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary
16 Notably, a key tax implication of the Final Order is that state-licensed medical cannabis operators will no longer be subject to the deduction disallowance imposed by Section 280E of the Internal Revenue Code, which only applies to businesses dealing in schedule I or II controlled substances. The U.S. Department of the Treasury and Internal Revenue Service have announced they plan to issue guidance addressing the federal tax consequences. See U.S. Department of the Treasury, Treasury, IRS Announce Process for Tax Guidance Following DOJ Final Order on Medical Marijuana Rescheduling (April 23, 2026), https://home.treasury.gov/news/press-releases/sb0471.
17 Letter from Russell T. Vought, Dir., Off. of Mgmt. & Budget, to Mike Johnson, Speaker, U.S. House of Representatives (June 24, 2026), https://www.whitehouse.gov/wp-content/uploads/2026/06/2026.06.24-Letter-to-the-Honorable-Mike-Johnson.pdf.
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trading market for the Common Shares, (iv) a limited amount of news about the Company and analyst coverage, and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

There can be no assurance that the Company will maintain compliance with any of the NASDAQ listing requirements. Any delisting of the Common Shares from NASDAQ could adversely affect the Company’s ability to attract new investors, reduce the liquidity of the outstanding Common Shares, reduce the Company’s ability to raise additional capital, reduce the price at which the Common Shares trade on the TSX, result in, negative publicity and increase the transaction costs inherent in trading such shares with overall negative effects for the Company’s shareholders. In addition, delisting of the Common Shares from NASDAQ could deter U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and might deter certain institutions or persons from investing in the Company’s securities at all.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Expectations regarding production capacity, including seed-based cultivation, capability of the beverage manufacturing line, facility size, THC content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and investment transaction with BAT;
•Expectations regarding the prospects for the Company’s operating subsidiaries including Organigram Inc.;
•Expectations around demand for and distribution cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products, the relative mix of products within the recreational category;
•Changes in legislation related to permitted cannabis and hemp types, forms, and potency, and legislation of additional product types and forms for adult use recreational cannabis and hemp in Canada, the U.S., and Germany, including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded cannabis and hemp products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations around the revenue growth from innovative products, particularly the commercialization of its new FASTTM nanoemulsion technology;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•Expectations regarding the performance and integration of Sanity Group, the focus on growing margin accretive international sales, and the international revenue growth;
•Expectations regarding the Company's investment in Phylos;
•Expectations regarding the Company's M&A activities;
•Expectations regarding EU-GMP certification, including successful completion of the audit and follow-on correspondence with the regulator and timing for the issuance of the certification, if successful;
•The general continuance of current, or where applicable, assumed industry conditions in the markets in which the Company operates;
•Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis and hemp markets domestically and internationally, minor cannabinoids and environmental programs;
•The price of cannabis, hemp and derivative cannabis and hemp products;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales;
•The Company’s growth strategy, targets for future growth, including in international markets, and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, and the Company’s ability to access the public markets from time to time to fund operational activities and growth;
•Expectations concerning the Company's financial position, future liquidity and other financial results;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry in Canada, the U.S., Germany, and internationally, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from operational effectiveness and automation initiatives;
•Expectations regarding capital expenditures and timing thereof; and
•Expectations concerning the Company's performance during Fiscal 2026, including with respect to revenue, adjusted gross margin, selling, general and administrative expenses, adjusted EBITDA free cash flow, and cash from operations before working capital changes.

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Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the Board, consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including the amendment of the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as LP or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable terms or at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's IT system; ongoing expansions to the Company's ERP system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities legislation. Financial outlook involves statements about the Company's prospective financial performance and financial position that are based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's expectations regarding a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nano-emulsion technology in ingestible formats, and receipt of the EU-GMP certification. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of the Company's operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes, or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT
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WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (i.e. non-IFRS measures). As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other LPs and cannabis companies. For an explanation of these measures related to comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these non-IFRS measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These non-IFRS measures include, but are not limited to, the following:
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions and impairment of inventories and biological assets; and (v) provisions to net realizable value. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

During the second quarter of Fiscal 2024, management changed the calculation of adjusted EBITDA and has conformed prior quarters accordingly to include provision for expected credit losses.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•Free cash flow provided by (used in) operating activities is calculated as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Free cash flow is reconciled to the most directly comparable IFRS financial measure in the "Balance Sheet, Liquidity and Capital Resources" section of this MD&A.

Free cash flow is a useful indicator of the Company's capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions. The most directly comparable measure to free cash flow calculated in accordance with IFRS is net cash and restricted cash provided by (used in) operating activities.

Non-IFRS measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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ORGANIGRAM
GLOBAL

organigram.ca /// @organigram_global